Mail Stop 4561

June 26, 2008

Nimrod Zahavi, CEO, FutureIT, Inc.
c/o Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715

> **Re: FutureIT, Inc.**
> **Post-Effective Amendment No. 1 on Form S-1 to Registration**
> **Statement on Form SB-2**
> **Filed June 19, 2008**
> **File No. 333-148174**

Dear Mr. Zahavi:

We have limited our review of your filing to the issue we have addressed in our comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Incorporation by Reference, page 2</u>

1. It appears that your common stock is penny stock as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, and that you are therefore ineligible to incorporate by reference information required to be included in your registration statement. See Instruction VII.D(c) to Form S-1. Please revise your filing accordingly, or advise.

***

As appropriate, please amend your registration statement in response to this comment. Your responsive post-effective amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.

Nimrod Zahavi
FutureIT, Inc.
June 26, 2008
Page 2

Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with the amendment, the company should furnish a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 732-3232
        Steven J. Glusband, Esq.
        Karmit Galili, Esq.
        Carter Ledyard & Milburn LLP